Exhibit 99.5

NEWS RELEASE

May 15, 2019 – For Immediate Release

Great Panther Reports First Quarter 2019 Financial Results

GREAT PANTHER MINING LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”, the “Company”) today reported financial results for the Company’s three months ended March 31, 2019. The full version of the Company’s unaudited condensed interim consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) can be viewed on the Company's website at www.greatpanther.com or on SEDAR at www.sedar.com. All financial information is prepared in accordance with International Financial Reporting Standards ("IFRS"), except as noted in the Non-GAAP Measures section of the MD&A. All dollar amounts are expressed in US dollars (“USD”), unless otherwise noted.

“Great Panther completed a key strategic milestone in the first quarter of 2019 by closing the acquisition of Beadell Resources and its 100% owned Tucano Mine in Brazil. The acquisition of the Tucano Mine transforms Great Panther into a 200,000 gold equivalent ounce per year intermediate precious metals producer with diversified operations in leading Latin American jurisdictions,” stated James Bannantine, President and CEO. “The transaction, which closed on March 5th and contributed to Great Panther’s results from that date, added modestly to first quarter results.”

“Production and operating costs are already improving at Tucano. With the supplemental oxygen plant commissioning completed as of the start of May, Tucano has been successfully processing higher grade sulfide ore with better than budgeted recoveries since the end of April”, Mr. Bannantine added. “GMC had a weak quarter and did not perform to plan, however, we have seen improvements in the grade of ore coming exclusively from the San Ignacio mine and associated plant recoveries since the start of the second quarter. Our operations and geology teams remain focused on optimizing San Ignacio, as well as the dedicated exploration at the Guanajuato Mine to be able to bring it back into production next year. Topia’s expansion in production and associated capacity expansion is proceeding ahead of plan.”

OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q1 2019	Q1 2018	Change	Q4 2018	Change
OPERATING RESULTS
Total material mined - Tucano (tonnes)[1]	1,568,682	—	N/A1	—	N/A1
Ore mined - Tucano (tonnes)[1]	103,860	—	N/A1	—	N/A1
Ore mined - Mexico (tonnes)	66,898	94,494	-29%	92,158	-27%
Tonnes milled - Tucano[1]	194,167	—	N/A1	—	N/A1
Tonnes milled - Mexico	69,654	96,869	-28%	89,270	-22%
Tonnes milled - Consolidated operations	263,821	96,869	N/A1	89,270	N/A1
Plant gold head grade (g/t) - Tucano[1]	0.95	—	N/A1	—	N/A1
Gold ounces produced - Tucano[1]	5,164	—	N/A1	—	N/A1
Gold ounces produced - Consolidated operations	8,293	5,831	42%	4,101	102%
Gold equivalent ounces (“Au eq oz”) produced[2]	14,860	13,928	7%	11,897	25%
Gold ounces sold	8,189	5,662	45%	4,262	92%
Au eq oz sold[2]	14,244	13,063	9%	11,807	21%
Cash cost per gold ounce sold[3]	$793	$440	80%	$777	2%
AISC per gold ounce sold, excluding corporate G&A expenditures [3]	$1,422	$723	97%	$992	43%
AISC per gold ounce sold[3]	$1,732	$1,024	69%	$1,385	25%

(in thousands, except per ounce, per share and exchange rate figures)	Q1 2019	Q1 2018	Change	Q4 2018	Change
FINANCIAL RESULTS
Revenue	$16,694	$17,019	-2%	$13,647	22%
Mine operating earnings before non-cash items[3]	$4,104	$5,225	-21%	$2,017	103%
Mine operating earnings	$1,585	$4,019	-61%	$1,206	31%
Net loss	$(9,146)	$(97)	N/A	$(3,559)	157%
Adjusted EBITDA	$(1,085)	$415	N/A	$(2,638)	N/A
Operating cash flow before changes in non-cash net working capital	$(3,504)	$118	N/A	$(3,776)	N/A
Cash and short-term deposits at end of period	$41,359	$60,884	-32%	$50,581	-18%
Net working capital at end of period	$7,314	$67,076	-89%	$61,851	-88%
Average realized gold price per oz4	$1,294	$1,363	-5%	$1,250	4%
Average realized silver price per oz[4]	$14.79	$16.36	-10%	$14.80	0%
Earnings (loss) per share - basic and diluted	$(0.06)	$0.00	N/A	$(0.02)	-200%
Brazilian real (“BRL”)/USD	$3.77	$3.25	16%	$3.81	-1%
Mexican peso (“MXN”)/USD	$19.21	$18.74	3%	$19.86	-3%

1 The data presented for Q1 2019 is for the period from March 5, 2019 to March 31, 2019, the period for which the Company owned Tucano following the Acquisition.

2 Gold equivalent ounces are referred to throughout this document. Au eq oz were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2018.

3 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

4 Average realized gold and silver prices are prior to smelting and refining charges.

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REVIEW OF FINANCIAL RESULTS

The Company realized an average gold price of $1,294 per ounce and an average silver price of $14.79 per ounce, down 5% and 10%, respectively from Q1 2018.

Revenue generated in the first quarter was $16.7 million, representing a decrease of $0.3 million or 2% compared to the first quarter of 2018. This was primarily attributable to the decline in metal prices ($1.4 million effect) and higher smelting and refining charges which are netted against revenue ($0.1 million effect). These factors were partly offset by an increase in metal sales volumes ($1.2 million effect) due to sales from the newly acquired Tucano of 5,314 gold ounces.

Production costs for the first quarter of 2019 increased by $0.8 million compared to the first quarter of 2018. The increase was due to the addition of the Tucano operations ($1.1 million effect). This was partly offset by the weakening of the MXN to the USD which had the impact of decreasing production costs in USD terms ($0.3 million effect).

Mine operating earnings before non-cash items decreased by $1.1 million relative to the first quarter of 2018 as a function of the decrease in revenue and increase in costs discussed above.

The first quarter of 2019 reflected a net loss of $9.1 million ($0.05 per share) compared to net loss of $0.1 million ($0.00 per share) in the first quarter of 2018. The change was largely accounted for by $2.6 million in business acquisition costs related to the acquisition of Beadell Resources Ltd. (“Beadell”)(the “Acquisition”), a $3.3 million decrease in finance and other income, a $2.4 million decrease in mine operating earnings, a $0.8 million increase in G&A expenses (primarily in relation to the Acquisition), $0.2 million in care and maintenance expenses for the Guanajuato Mine, and a $0.2 million increase in income tax expense. These factors were partly offset by a $0.5 million decrease in exploration, evaluation and development expenses (“EE&D”) expenses. It is noted that EE&D for the first quarter of 2019 included $1.6 million of expenditures related to Coricancha as the Company is not capitalizing any project or other costs related to Coricancha, other than stockpiled mineralized material, until a decision is made to restart production.

The Company had operating cash flow before changes in non-cash net working capital of negative $3.5 million (negative $0.02 per share) in the first quarter of 2019, compared to $0.1 million ($0.00 per share) generated in the first quarter of 2018. The decrease largely reflects a $2.6 million in business acquisition costs, a $1.1 million decrease in mine operating earnings before non-cash items, a $0.5 million increase in G&A cash expenses associated with the assumption of Beadell’s Australian head office (which is to be wound down by Q3 2019), $0.2 million in care and maintenance costs, and a $0.3 million increase in other expenses.

Refer to the Company’s MD&A for the three months ended March 31, 2019 for more details of the financial results.

CHANGE IN COST REPORTING MEASURES

As a result of the Acquisition, the Company’s primary metal production by value is now gold as even prior to the acquisition of Tucano, Great Panther’s Mexican silver mines operations produced a significant component of gold by-product. As a result, the Company has changed to primary reporting of cash cost and AISC cost metrics on a per ounce of gold sold basis, net of by-product credits (refer to the Non-GAAP Measures section in the Company’s MD&A for definitions and reconciliations of these measures to the Company’s reported financial results). Cash cost and AISC measures on a payable silver ounce basis (net of by-product credits) continue to be provided for the Company’s Mexican operating mines as these remain primary silver producing mines by value.

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CASH COST AND ALL-IN SUSTAINING COSTS

The consolidated cash cost and AISC for the quarter ended March 31, 2019 reflect the Tucano operations from the date of the completion of the Acquisition (March 5, 2019), and a comparison to those of prior periods is not meaningful. Readers are asked to refer to the discussion of operating and cost metrics for the individual mines in the Company’s MD&A for the three months ended March 31, 2019.

Consolidated AISC per payable Au ounce was higher than guidance of $1,030 - $1,130 per Au oz (excluding corporate G&A) for the following reasons (Refer to Outlook section for discussion of 2019 production and cost guidance):

•	Tucano’s results reflect a period of operation from March 5 to March 31, 2019 (from the date of the Acquisition) during which higher grade ore was stockpiled pending the completion of the oxygen plant which was completed as of the start of May, and secondarily, due to greater than planned mill maintenance requirements. Tucano was the source of most of the variance in Q1 AISC to our guidance and is expected to improve over the course of the year;
•	GMC’s AISC per payable Ag oz was also higher than plan (and comparative periods which included production form the Guanajuato mine) as a result of variability in the mineral resource which impacted grades and resulted in the mining of narrower veins; and,
•	Adoption of the new accounting standard IFRS 16 - Leases.

Further discussion of these factors can be found in the Company’s MD&A for the three months ended March 31, 2019. For the purposes of consolidated cash cost and AISC per Au payable ounces, GMC and Topia are incorporated on the basis of Au production and sales, and other metals produced are treated as by-products.

CASH, SHORT-TERM DEPOSITS AND WORKING CAPITAL AT MARCH 31, 2019

At March 31, 2019, the Company had cash and short-term deposits of $41.4 million, compared to $50.6 million at December 31, 2018.

Cash and short-term deposits decreased by $9.2 million in the first three months of 2019 primarily due to $8.9 million of cash used in operating activities mainly at Tucano, $4.1 million in additions to plant and equipment, $0.9 million in additional environmental bond for Coricancha, and $0.5 million in payments of lease liabilities. These were partly offset by $2.7 million of partial repayment on the loan advanced to Beadell prior to the Acquisition, $1.4 million cash received upon the Acquisition, $0.5 million in proceeds from the exercise of stock options, and $0.4 million net cash proceeds from borrowings.

Net working capital was $0.5 million as at March 31, 2019, a decrease of $61.4 million from the start of the year. The decrease was mainly due to the Tucano borrowings assumed in connection with the Acquisition of $55.4 million, negative $3.5 million in cash flows used in operating activities (before changes in non-cash working capital), $4.1 million additions to mineral property, plant and equipment, $0.9 million additional cash restricted for Coricancha environmental bond, and $0.3 million of lease liabilities recognized upon the adoption of IFRS 16 - Leases. These factors were partly offset by the addition of other Tucano net working capital of $1.9 million, $0.5 million of stock option proceeds, and $0.4 million of net cash proceeds from borrowings.

Subsequent to March 31, 2019, the Company completed the repurchase of Beadell convertible debentures in the amount of $10.5 million, made $4.3 million (A$6.0 million) in scheduled repayments to MACA Limited, and funded approximately $11.0 million in working capital for Tucano.

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OUTLOOK

Great Panther’s focus for 2019 will be the integration and optimization of Tucano including identifying and implementing cost-saving and efficiency measures to improve profitability and reduce cash cost and AISC. Tucano’s production is expected to increase, and unit costs are expected to decrease with the recent commissioning of the supplemental oxygen and the coming dry season of lower strip and higher material movement. In addition, the Company is working on realizing cost synergies by rationalizing G&A costs of the Australian head office of the acquired company. The wind-down of the head office of the acquired company and reduction of associated G&A expenditures is expected to be substantially completed by the third quarter of 2019. The second quarter of 2019 will reflect a full quarter of some ongoing costs of the former head office of the acquired company, and some further restructuring costs that will reduce ongoing expenditures.

In addition, a key priority will be the advancement of an exploration program designed to develop near mine exploration targets at Tucano. Tucano’s operating team in Brazil remains in place and there has been strong integration with Great Panther’s head office through regularly scheduled meetings, regular communication, site visits and sharing of information and data. Great Panther is also working to develop a program aimed at capitalizing on Tucano’s significant longer-term exploration potential.

Great Panther will continue to evaluate its head office resources and needed skills and competencies to facilitate the integration of Tucano and ongoing oversight and management of all of Great Panther’s operations and projects.  In this regard, in the first quarter of 2019, the Company added a senior technical and manager level finance positions, both of which were filled by Brazilian-Canadians who have professional qualifications and experience in the mining sector in Brazil.  The Company will also continue to assess its needs at the executive level.

As previously announced, the Company took steps in the second half of 2018 to realign operations at GMC to reduce costs and maximize mine operating-cash flow, with a reduction in production. At the start of 2019, the Company commenced a multi-mine optimization strategy under which all of the production for GMC during 2019 is being sourced from the San Ignacio Mine, enabling a focused exploration program for the Guanajuato Mine aimed at identifying higher margin mineral resources. While the overall improvement in cost structure at the GMC was achieved, variability in the resource resulted in lower grades, lower recoveries and higher waste to ore ratios, which translated into lower than planned production and higher than planned unit costs. Grades and recoveries have improved since late in the first quarter and the Company’s operations and geology teams are focused on optimizing San Ignacio.

A project to increase Topia mining and processing capacity by 25% commenced in the first quarter of 2019 with design specifications and equipment purchases and is scheduled to be completed late in the third quarter or early in the fourth quarter.

On January 29, 2019 prior to the Acquisition, Beadell issued 2019 production guidance of 145,000 to 155,000 gold ounces at an all-in sustaining cost of $1,000 to $1,100 per ounce. Great Panther issued 2019 guidance of 3,700,000 - 4,000,000 silver equivalent ounces on January 17, 2019 at an AISC (excluding corporate G&A) of $10.00 - $12.00 per silver payable ounce for its Mexican operations.

The Company has reviewed the Tucano guidance provided by the former Beadell management and is adjusting the AISC (excluding corporate G&A) guidance for Tucano to $1,100 to $1,200 per payable ounce to account for certain in-country G&A and sustaining capital expenditures that were not included in the previous estimate of AISC. In addition, the late commissioning of supplemental oxygen supply adversely affected Tucano AISC for March. The full year 2019 production guidance remains unchanged.

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The following updated guidance reflects the integration of the Tucano guidance effective from the March 5, 2019 acquisition date and the above noted adjustments to AISC (excluding corporate G&A) expenditures.

Production and cash cost guidance	Q1 2019 Actual	Updated FY 2019 Guidance to include Tucano	FY 2018 Actual
Gold equivalent ounces[1] - Tucano (from March 5, 2019 acquisition date)	5,164	125,000 - 135,000	n/a
Gold equivalent ounces[1] - Mexico	9,696	46,500 - 50,000	52,137
Total gold equivalent ounces[1]	14,860	171,500 - 185,000	52,137
Cash cost per gold ounce sold[2]	$793	$ 820 - $ 890	$664
AISC per gold ounce sold, excluding corporate G&A expenditures[2]	$1,422	$ 1,030 - $ 1,130	$943

Tucano’s production profile is significantly weighted to the second half of the year due to the dry season which enables higher rates of mining productivity and lower strip ratios in the open pits. The quarterly production profile of the fiscal year guidance is expected to be as follows:

Tucano production guidance	Q2 2019	Q3 2019	Q4 2019
Gold ounces	29,300 - 31,700	35,600 - 38,600	55,000 - 59,600

It is cautioned that cash cost and AISC are very sensitive to the MXN and BRL foreign exchange rates, and metal prices through the computation of by-product credits. To manage the Company’s exposure to changes in the BRL and MXN exchange rates, the Company may enter into forward contracts to purchase foreign currencies in exchange for USD at various rates and maturity dates. Subsequent to the first quarter the Company entered into notional BRL forward contracts for the purchase of $60 million over a period of the following six months at an average exchange rate of 3.99 BRL per USD.

1 Au eq oz were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2018.

2 Cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures and AISC per gold ounce sold are non-GAAP measures. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

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The following provides the Company’s revised guidance (to include Tucano) for sustaining capital expenditures and EE&D expenses for the year ended December 31, 2019:

Capex and EE&D expense guidance	Q1 2019 Actual	Updated FY 2019 Guidance to include Tucano	Updated FY 2019 Guidance to include Tucano per gold ounce sold
Sustaining capital expenditures	$ 3.7 million	$ 13.0 - $ 14.0 million	$ 70 - $ 82
Capitalized stripping costs - Tucano	$ 2.9 million	$ 17.0 - $ 18.6 million	$ 92 - $ 108
Sustaining EE&D	$ 0.8 million	$ 6.2 - $ 6.7 million	$ 34 - $ 39
Non-sustaining capital expenditures	$ 0.3 million	$ 3.3 - $ 3.6 million	$ 18 - $ 21
Non-sustaining EE&D (Coricancha and Tucano near mine exploration)	$ 1.6 million	$ 15.3 - $ 16.7 million	$ 83 - $ 97

In Peru, the Company will also continue to advance the development of the Coricancha Mine with the objective of setting a platform for production growth by 2020. While still in the evaluation stage, based upon historic production records, Coricancha has the potential to add three million Ag eq oz of annual production.

The Bulk Sample Program (“BSP”) at Coricancha continues to advance. The mining phase of the BSP has been completed and processing of the mined material has commenced and is expected to be completed in June. Due to the issues encountered with the existing main ore pass, the final results of the BSP were delayed as the Company was required to adopt an alternate plan of trucking the BSP mined material. Once the BSP mineralized material has been processed and concentrates analyzed, the Company expects to be in a position to make a restart decision in late June 2019. If a decision is made to restart the mine, the Company will assess capital resources at that time. The Company’s intention is to prioritize the aforementioned investments in Tucano exploration, the exploration program at Guanajuato, and the Topia plant expansion and it is more likely that the project to restart Coricancha will be initiated in early 2020 if a positive decision is made.

WEBCAST AND CONFERENCE CALL TO DISCUSS THE FIRST QUARTER 2019 FINANCIAL RESULTS

The Company has scheduled the release of its first quarter 2019 financial results for Wednesday, May 15, 2019 after market close. A conference call and webcast will be held on May 16, 2019 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time) to discuss the results and provide a corporate update. Mr. James Bannantine, President and CEO and Mr. Jim Zadra, CFO and Corporate Secretary will host the call.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration:	www.greatpanther.com
U.S. & Canada Toll-Free:	1 800 319 4610
International Toll:	+1 604 638 5340

A replay of the webcast will be available on the Webcasts section of the Company’s website approximately one hour after the conference call. Audio replay will be available for four weeks by calling:

U.S. & Canada Toll-Free:	1 800 319 6413, replay code 3159
International Toll:	+1 604 638 9010, replay code 3159

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ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther is also evaluating the restart of the Coricancha project in Peru and expects to make a decision on whether or not to restart the project in June 2019.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding expectations of increasing capacity and gold recoveries from the Supplemental Oxygen system, and timing or positive outcome of a production decision for the Coricancha project.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Alex Heath, CFA

Director, Corporate Development & Investor Relations

Toll free:	1 888 355 1766
Tel:	+1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

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GREAT PANTHER MINING LIMITED (FORMERLY GREAT PANTHER SILVER LIMITED)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars - Unaudited)

	March 31, 2019	December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$34,609	$24,524
Short-term deposits	6,750	26,057
Trade and other receivables	13,799	8,887
Inventories	44,508	4,828
Loan receivable	—	5,048
Reimbursement rights	7,650	6,385
Derivative assets	467	738
Other current assets	1,872	504
	109,655	76,971
Restricted cash	2,162	1,237
Other receivables	21,394	—
Inventories - non-current	1,477	1,420
Reimbursement rights	3,536	4,470
Mineral properties, plant and equipment	172,687	13,391
Exploration and evaluation assets	14,231	15,065
Deferred tax assets	172	222
	$325,314	$112,776

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables and accrued liabilities	$50,250	$10,647
Current portion of borrowings - MACA Limited	24,097	—
Current portion of other borrowings	31,278	—
Reclamation and remediation provision - current	5,851	4,473
	109,158	15,120
Other liabilities	14,380	—
Borrowings - MACA Limited	14,907	—
Reclamation and remediation provision	27,862	22,947
Deferred tax liabilities	2,094	2,053
	168,401	40,120
Shareholders’ equity:
Share capital	224,914	130,912
Reserves	19,230	19,829
Deficit	(87,231)	(78,085)
	156,913	72,656
	$325,314	$112,776

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GREAT PANTHER MINING LIMITED (FORMERLY GREAT PANTHER SILVER LIMITED)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Expressed in thousands of US dollars - Unaudited)

For the three months ended March 31, 2019 and 2018 (Unaudited)

	Three months ended March 31,
	2019	2018

Revenue	$16,694	$17,019

Cost of sales
Production costs	12,590	11,794
Amortization and depletion	2,450	1,130
Share-based compensation	69	76
	15,109	13,000

Mine operating earnings	1,585	4,019

General and administrative expenses
Administrative expenses	1,896	1,383
Amortization and depletion	93	26
Share-based compensation	516	246
	2,505	1,655

Exploration, evaluation, and development expenses
Exploration and evaluation expenses	2,355	2,696
Mine development costs	426	607
Share-based compensation	(22)	23
	2,759	3,326

Business acquisition costs	2,620	—

Care and maintenance costs	148	—

Finance and other income (expense)
Interest income	413	468
Finance costs	(594)	(19)
Accretion expense	(214)	(278)
Foreign exchange gain (loss)	(1,717)	698
Other income (expense)	(345)	20
	(2,457)	889

Loss before income taxes	(8,904)	(73)

Income tax expense	242	24

Net loss for the period	(9,146)	$(97)

Loss per share - basic and diluted	$(0.05)	$(0.00)

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GREAT PANTHER MINING LIMITED (FORMERLY GREAT PANTHER SILVER LIMITED)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the three months ended March 31, 2019 and 2018 (Unaudited)

	Three months ended
	March 31,
	2019	2018
Cash flows from operating activities:
Net loss for the period	$(9,146)	$(97)
Items not involving cash:
Amortization and depletion	2,543	1,156
Unrealized foreign exchange gain	2,288	(372)
Income tax expense	242	24
Share-based compensation	563	345
Other non-cash items	379	(315)
Interest received	276	381
Interest paid	(345)	(19)
Income taxes paid	(304)	(985)
	(3,504)	118
Changes in non-cash working capital:
Trade and other receivables	632	4,811
Inventories	(4,273)	320
Other current assets	479	(470)
Trade payables and accrued liabilities	(2,263)	(720)
Net cash provided by (used in) operating activities	(8,929)	4,059

Cash flows from investing activities:
Cash restricted for Coricancha environmental bond	(863)	—
Cash received on Acquisition of Beadell	1,441	—
Redemptions of short-term deposits, net	19,307	3,827
Repayment received prior to Acquisition on loan advanced to Beadell	2,715	—
Additions to mineral properties, plant and equipment	(4,067)	(298)
Net cash provided by investing activities	18,533	3,529

Cash flows from financing activities:
Payment of lease liabilities	(458)	—
Proceeds from borrowings, net	447	—
Proceeds from exercise of share options	458	142
Net cash from financing activities	447	142

Effect of foreign currency translation on cash and cash equivalents	34	93

Increase in cash and cash equivalents	10,085	7,823
Cash and cash equivalents, beginning of period	24,524	36,797
Cash and cash equivalents, end of period	$34,609	$44,620

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